June 1, 2021

To:
Alberta Securities Commission
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan The Manitoba Securities Commission
Ontario Securities Commission
Authorité des marches financiers
New Brunswick Financial and Consumer Services Commission Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities Superintendent of Securities (Newfoundland and Labrador) Office of the Yukon Superintendent of Securities
Nunavut Securities Office
Office of the Superintendent of Securities (Northwest Territories)

We have read the statements made by Stantec Inc. in the attached copy of change of auditor notice dated June 1, 2021, which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements concerning PricewaterhouseCoopers LLP in the change of auditor notice dated June 1, 2021.

Yours very truly,

Chartered Professional Accountants